Exhibit 99.5

ZenaTech Plans Franchise Business Model for Drone as a Service Power Washing

Company's DaaS acquisition of What Exit Ventures, Inc. DBA Green Earth Powerwashing brings franchise experience and a model to accelerate incorporation of drone-based power washing cleaning services for building exteriors and public spaces.

Vancouver, British Columbia, (September 8, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it is developing a franchise business strategy and plan to bring branded, drone-based power washing services to market under its Drone as a Service platform. The planned strategy builds directly on the franchise infrastructure and operating experience gained through the Company's recent June 23rd, 2026 acquisition of Florida-based What Exit Ventures, Inc. DBA Green Earth Powerwashing, a cleaning service company with an existing registered franchise system and franchisees serving municipal, commercial, and hospitality customers across central and south Florida.

“We’ve long been interested in a franchise strategy for our Drone as a Service platform that can incorporate multiple service lines over time, and this recent acquisition of Green Earth gives us an accelerated path to bring our first drone-enabled service, power washing, to market incorporating this model,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Through this acquisition we have a franchise infrastructure, trained operators, and customer relationships in place that can help accelerate our plan. Our task now is to build the strategy and operations manual that will let us layer drone technology onto that foundation and apply the first services across Florida, then we plan to enter into other geographic markets nationally.”

The initiative is currently at the planning stage. The Company intends to incorporate existing franchise expertise, systems, and operator network as the foundation for this model, with the goal of layering AI-powered drone technology and workflows onto conventional power washing operations to improve safety, speed, and service consistency for franchisees and their customers.

The concept will use ZenaDrone's IQ Square drone, currently being development for outdoor inspection and maintenance, fitted with a pressurized cleaning attachment and water system to wash building exteriors, facades, roofs, and other hard-to-reach surfaces from the air, operated and supervised by a ground-based technician. ZenaTech believes this approach could improve worker safety and service speed versus traditional ladder- and scaffold-based methods, particularly on high-rise properties. This capability is at the testing stage and is not yet in commercial deployment.

The global drone cleaning services market, which encompasses drone-based power washing, was valued at over USD $5 billion in 2024 and is projected to reach over $15 billion by 2031, with an annual growth rate of almost 17%, according to Valuates Reports. ZenaTech believes Florida's dense concentration of high-rise, commercial, and municipal properties offers strong initial demand ahead of a planned national expansion.

ZenaTech's Drone as a Service platform is being built to provide business and government customers with subscription-based access to drone-based services spanning surveying, inspection, maintenance, power washing, inventory management, and precision agriculture, without the costs or operational burdens of drone ownership. The Company's acquisition-led DaaS strategy is focused on acquiring established, profitable service businesses that currently rely on low-tech or under-digitized processes and integrating drone technology into their operations to build a global, multi-service network anchored by existing customers and recurring revenue.

Details of the franchise offering are at the planning stage, and more information will be provided in due course as the strategy and supporting operations manual are completed.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including its planned franchise business strategy for drone-based power washing described above, which is in the planning stage and subject to change. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to, ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; its ability to develop and finalize a franchise business strategy and operations manual for drone-based power washing services and to execute on that strategy in Florida and nationally as currently contemplated; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products such as the ZenaDrone 1000, IQ Square, and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions or franchise agreements; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.